UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of April, 2026 Commission File Number 001-37595 SANTANDER UK GROUP HOLDINGS PLC (Translation of registrant's name into English) 2 Triton Square, Regent's Place, London NW1 3AN, England (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F . . . .X. . . . Form 40-F . . . . . . . . THE REGISTRANT HEREBY INCORPORATES ALL PARTS OF THIS REPORT ON FORM 6-K BY REFERENCE INTO REGISTRATION STATEMENT NO. 333-280673 FILED BY THE REGISTRANT WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM F- 3ASR UNDER THE SECURITIES ACT OF 1933.

Santander UK Group Holdings plc Quarterly Management Statement for the three months ended 31 March 2026

Quarterly Management Statement Q1-26 1 Santander UK Group Holdings plc Mahesh Aditya, Chief Executive Officer, commented: “I am very pleased that in my first quarter as CEO we saw a good performance with our strategic focus on deepening customer relationships and investing in technology continuing to deliver real value. Our digital and tech capabilities are increasingly visible as we deploy AI solutions across the business and roll out new features on our App, leveraging the capabilities of the broader Banco Santander group for the benefit of our UK customers. Our Q1-26 results show good business performance, with continued net lending growth as well as a reduction in operating expenses driven by simplification and automation. However, profit before tax decreased to £202m, due to an increase in the provision charge relating to historical motor finance commission payments. Looking ahead, the completion of the TSB acquisition, following recent regulatory approval, is expected imminently. The acquisition represents the single largest inward investment in the UK banking sector for over 15 years and underlines Banco Santander’s commitment to the UK. The deal is expected to accelerate Santander UK’s transformation and enhance competition in the UK, benefiting both customers and shareholders. While we are not yet seeing any significant impact of the current uncertain global economic environment on our customers, we have put measures in place including a proactive outreach programme offering support, in addition to our ongoing commitment to the UK Mortgage Charter.” Q1-26 financial and business highlights Focus on providing our customers with products and services that meet their needs • Delivered new products and services, including the market leading ‘My First Mortgage’ increasing affordability for first time buyers. • Scaled AI across the bank, upskilling colleagues, strengthening fraud detection and delivering sharper market insights for corporate customers. • Enhanced our mobile App for our 7.4 million digital customers and progressed branch network changes to better support customers across all channels. Q1-26 profit before tax decreased by £156m to £202m (Q1-25: £358m), mainly due to a £179m provision charge in Q1-26 relating to historical motor finance commission payments, partly offset by lower costs driven by simplification and automation • Banking NIM2 of 2.22% was down 8bps (Q1-25: 2.30%), due to higher cost of deposits, partially offset by our structural hedge. • Net interest income decreased 2%, for similar reasons. • Operating expenses4 were down 7%, driven by simplification and automation. • CIR2, 4 of 55% was down 5pp, due to lower operating expenses. • Credit impairment charges were up £21m, trending to pre-pandemic levels as previously guided. Cost of risk2 of 11bps (Dec-25: 10bps). • Restructuring and specific provisions 4 were up £185m, mainly due to an increase in the provision charge in Q1-26 relating to historical motor finance commission payments, partly offset by lower transformation related charges. • RoTE2 of 10.4% (Dec-25: 10.0%) was up 40bps; the historical motor finance commission payments charge reduced this by 106bps. Customer loans and deposits increased, with continued broad based growth; LDR of 106% (Dec-25: 105%) • Mortgage loans increased to £170.2bn (Dec-25: £169.0bn); higher gross mortgage lending in Q1-26 of £6.4bn (Q1-25: £5.8bn). • Customer deposits increased slightly by £0.3bn in Q1-26 to £190.5bn (Dec-25: £190.2bn) with a continued flow into term savings. • Asset quality remains good. Stage 3 ratio3 of 1.15% improved 2bps from Dec-25; arrears remain low. Strong liquidity and funding, with our capital position maintaining significant buffers to regulatory requirements • CET1 capital ratio stable at 15.7% (Dec-25: 15.7%) with retained earnings offset by growth in RWAs from customer lending, and pension contributions; UK leverage ratio of 5.1% (Dec-25: 5.1%). • Equivalent of £6.1bn in term issuance in Q1-26; we expect to issue £8.0 to 12.0 bn in total for the year. • LCR of 162% (Dec-25: 166%), decreased largely due to growth in customer lending. Our 2026-28 Strategic plans and KPIs • Santander UK will set out its strategy and KPIs for 2026-28 after the completion of the proposed acquisition of TSB. • Our strategic plan and KPIs for 2026-28 are expected to address growing our customer base and deepening relationships, growing revenue and reducing costs each year (improving our CIR and increasing profit), increasing RoTE, and maintaining capital strength. Outlook3 • We expect to see net lending growth continue in 2026. • Banking NIM is expected to be stable in 2026. We continue to manage our structural hedge position for income stability. • Cost of risk is expected to continue to trend up towards pre-pandemic levels, as previously guided. • We expect further cost efficiencies in 2026, driven by simplification and automation of our business. • We continue to monitor risks from geopolitical events, including the conflict in the Middle East, and the potential effects on inflation. Notes: 1 See Appendix 7 for more on Santander’s agreement to acquire TSB. 2 See Appendix 1 for details. 3 Does not reflect any impact of the proposed acquisition of TSB. 4 See Appendix 8 for details of the Change in accounting policy.

Income statement summary

Summarised consolidated income statement	Q1-26 £m	Q1-25 £m	Change %
Net interest income	1,102	1,120	(2)
Non-interest income[1, 3]	51	30	70
Net operating income[1]	1,153	1,150	—
Operating expenses before credit impairment charges, restructuring and specific provisions[3]	(638)	(685)	(7)
Credit impairment charges	(73)	(52)	40
Restructuring and specific provisions[3]	(240)	(55)	336
Profit before tax	202	358	(44)
Tax on profit	(56)	(89)	(37)
Profit after tax	146	269	(46)
Banking NIM[2]	2.22 %	2.30 %	(8)bps
CIR[2]	55 %	60 %	(5)pp

Q1-26 profit before tax was down 44% vs Q1-25

- Net interest income decreased 2% due to higher cost of deposits, partially offset by our structural hedge.
- Non-interest income[3] was up 70%, mainly due to higher retail and corporate fee income, including in business banking.
- Operating expenses[3] were down 7%, driven by simplification and automation.
- Credit impairment charges were up £21m, due to a deterioration in economic outlook in our Base Case economic scenario and an update to weights to reflect the growing downside risks to the UK economic outlook, trending to pre-pandemic levels after a period of write-backs, as previously guided.
- Restructuring and specific provisions[3] were up £185m, mainly due to an increase in the provision charge relating to historical motor finance commission payments, partly offset by lower transformation related charges, including £19m (Q1-25: £42m) relating to changes to our branch network[4].

Historical motor finance commission payments

On 30 March 2026, the FCA published its Policy Statement PS26/3: Motor finance consumer redress scheme. Following its assessment of the final scheme rules, which include several changes to the proposals in the Consultation, Santander UK has decided not to challenge the scheme and to focus on its implementation in order to bring greater certainty to its customers. Santander UK has updated its scenarios and assumptions including operational and legal costs. This has resulted in an additional charge of £179m, increasing the total provision to £633m at 31 March 2026, at the upper end of the previously assessed range. Santander UK will continue to keep the provision under review. The ultimate financial impact could differ based on any future legal or regulatory developments.

Notes:

1 Comprises 'Net fee and commission income', 'Other operating income' and 'Regulatory fees and levies'.
2 See Appendix 1 for details.
3 See Appendix 8 for details of the Change in accounting policy.
4 See Appendix 8 for more on Transforming our branch network.

Quarterly Management Statement Q1-26 2 Santander UK Group Holdings plc

Balance sheet summary[1]

Customer loans, customer deposits and wholesale funding	31 March 2026	31 December 2025
	£bn	£bn
Customer loans	202.1	200.6
Customer deposits	190.5	190.2
Total wholesale funding	56.3	52.7

Customer loans	31 March 2026	31 December 2025
	£bn	£bn
Retail & Business Banking	176.2	175.2
- Mortgages	170.2	169.0
- Credit Cards	3.0	3.1
- Unsecured Personal Loans	2.0	2.0
- Overdrafts	0.4	0.4
- Business Banking	0.6	0.7
Consumer Finance	4.9	5.0
Corporate & Commercial Banking	19.5	18.9
Corporate Centre	1.5	1.5
Total	202.1	200.6

Prudent approach to risk evident across our customer loan portfolio, with continued broad based growth

- Mortgages: higher gross mortgage lending in Q1-26 of £6.4bn (Q1-25: £5.8bn).
- Credit Cards: 55% (Dec-25: 54%) of customers repay their full balance each month.
- Unsecured Personal Loans: average customer balance of £6k (Dec-25: £6k).
- Overdrafts: relatively small balance of £0.4bn (Dec-25: £0.4bn).
- Business Banking: includes £0.5bn (Dec-25: £0.6bn) of BBLS with 100% Government guarantee.
- Consumer Finance: 98% (Dec-25: 98%) of lending is collateralised on the vehicle.
- CCB: customers remain largely resilient with an overall improvement in asset quality.

Customer deposits	31 March 2026	31 December 2025
	£bn	£bn
Retail & Business Banking	156.0	155.7
- Current accounts	58.5	59.4
- Savings	84.4	82.5
- Business Banking	8.0	8.6
- Other Retail Products	5.1	5.2
Corporate & Commercial Banking	23.9	24.4
Corporate Centre	10.6	10.1
Total	190.5	190.2

Customer deposits increased by £0.3bn in Q1-26, with continued broad based growth

- Savings increased as customers looked to lock in excess Current account balances to more attractive Savings products.
- Corporate & Commercial Banking reduced, due to market competition. We have a pipeline in place to support future growth.

Notes:

1 See Appendix 6 for detailed balance sheet.

Quarterly Management Statement Q1-26 3 Santander UK Group Holdings plc

Credit quality

Customer loan quality	31 March 2026			31 December 2025		
	Stage 1[1]	Stage 2[1]	Stage 3[1]	Stage 1[1]	Stage 2[1]	Stage 3[1]
	%	%	%	%	%	%
Retail & Business Banking	89.9	9.2	0.94	90.1	9.0	0.95
- Mortgages	90.1	9.0	0.87	90.3	8.8	0.88
- Credit Cards	84.7	13.2	3.07	84.6	13.5	2.88
- Unsecured Personal Loans	88.8	10.1	1.09	89.6	9.3	1.07
- Overdrafts	42.8	51.0	7.18	41.8	52.3	6.87
- Business Banking	83.0	11.2	5.90	84.2	10.2	5.65
Consumer Finance	91.2	7.8	1.01	92.3	6.7	0.96
Corporate & Commercial Banking	90.0	7.0	3.22	89.1	7.6	3.42
Corporate Centre	99.5	0.3	0.17	99.3	0.5	0.15
Total	**90.0**	**8.9**	**1.15**	**90.1**	**8.8**	**1.17**

Arrears over 90 days past due	31 March 2026	31 December 2025
	%	%
Retail & Business Banking		
- Mortgages	0.63	0.65
- Credit Cards	0.61	0.55
- Unsecured Personal Loans	0.81	0.78
- Overdrafts	3.24	3.09
- Business Banking	3.93	3.83
Consumer Finance	0.41	0.44
Corporate & Commercial Banking	1.12	1.04

Loans in Stage 2 and Stage 3 were broadly stable overall, highlighting underlying asset quality

- Mortgage loans in Stage 2 increased reflecting normal growth following the asset sale in Q3-25. Stage 3 decreased slightly due to a reduction in late arrears.
- CCB loans in Stage 2 decreased due to cases successfully completing probation periods and returning to Stage 1. Stage 3 also decreased due to cases curing or being written off.

ECL provision

- ECL provision increased by £14m to £827m (Dec-25: £813m), mainly due to changes in our economic scenarios reflecting recent geopolitical developments.
- 3-month gross write-off utilisation of £63m largely driven by higher CCB write-offs in Q1-26 (Q1-25: £48m; 2025: £248m).

ECL - 100% weight to each scenario	Upside	Base case	Downside 1	Downside 2	Weighted
	£m	£m	£m	£m	£m
Retail & Business Banking	352	396	476	690	438
Consumer Finance	65	65	67	67	66
Corporate & Commercial Banking	305	317	346	361	323
Corporate Centre	—	—	—	—	—
Total	722	778	889	1,118	827
Scenario weights	15 %	45 %	30 %	10 %	100 %

Notes:

1 See Appendix 1 for details.

Quarterly Management Statement Q1-26 4 Santander UK Group Holdings plc

Economic scenarios

Economic scenarios were updated for Q1-26 to reflect the latest market data, including expectations for inflation and Bank Rate

- The Base Case was updated to reflect recent events in the global economy. These are expected to result in higher inflation and Bank Rate paths than previously expected. Weaker growth and higher unemployment is also anticipated.
- The Downside scenarios capture a range of risks, including further escalation of geopolitical events, continuing weaker investment (reflecting the unstable environment and higher cost of employment), a continuing and significant mismatch between job vacancies and skills (as well as a smaller labour force) and a return to upside inflation surprises causing interest rates to remain at higher levels for longer.
- The Upside scenario incorporates a quicker economic performance, driven by an improvement in the supply side of the economy.
- Weights were updated to reflect the growing downside risks to the UK economic outlook. The Downside 1 weight was increased by 5%, and the Base Case weight was decreased by 5%.

Economic scenarios[1]		Upside %	Base case %	Downside 1 %	Downside 2 %	Weighted %
GDP	2025 (actual)	1.3	1.3	1.3	1.3	1.3
(Calendar year annual growth rate)	2026	1.3	0.5	(0.4)	(2.3)	0.1
	2027	2.2	1.0	(0.2)	(2.4)	0.5
	2028	2.5	1.3	0.3	1.3	1.2
	2029	2.6	1.5	0.4	1.4	1.3
	2030	2.7	1.5	0.5	1.4	1.4
	Start to trough[2]	n/a	n/a	(0.7)	(5.0)	(0.1)
Bank Rate	2025 (actual)	3.75	3.75	3.75	3.75	3.75
(at 31-Dec for each period)	2026	3.00	3.75	4.50	2.00	3.69
	2027	3.00	3.25	3.25	1.50	3.04
	2028	3.00	3.25	3.25	2.50	3.14
	2029	3.00	3.25	3.25	2.75	3.16
	2030	3.00	3.25	3.25	3.00	3.19
	5-year peak	3.50	3.75	4.50	3.50	3.74
HPI	2025 (actual)	0.9	0.9	0.9	0.9	0.9
(Q4 annual growth rate)	2026	4.1	1.3	(4.3)	(9.4)	(1.0)
	2027	4.4	1.9	(5.3)	(12.1)	(1.1)
	2028	4.6	2.5	(0.5)	(9.5)	1.0
	2029	4.5	3.0	3.0	7.4	3.6
	2030	4.5	3.0	4.1	6.9	3.8
	Start to trough[2]	n/a	n/a	(10.2)	(28.0)	(2.1)
Unemployment	2025 (actual)	5.2	5.2	5.2	5.2	5.2
(at 31-Dec for each period)	2026	4.7	5.5	5.7	6.8	5.6
	2027	4.1	5.5	5.8	8.5	5.7
	2028	4.0	5.2	5.8	7.9	5.5
	2029	4.0	4.9	5.9	7.1	5.3
	2030	4.0	4.6	6.0	6.4	5.1
	5-year peak	4.7	5.6	6.0	8.5	5.7
CRE price growth	2025 (actual)	1.0	1.0	1.0	1.0	1.0
(Q4 annual growth rate)	2026	6.4	1.2	(3.5)	(14.1)	(0.9)
	2027	6.1	1.7	(2.1)	(11.3)	0.2
	2028	4.0	2.1	(1.1)	1.3	1.4
	2029	4.0	1.9	(0.1)	3.1	1.8
	2030	2.7	1.5	2.0	3.6	2.0
	Start to trough[2]	n/a	n/a	(6.7)	(24.1)	(1.1)
Scenario weights		15 %	45 %	30 %	10 %	100 %

Notes:

1 Our Q1-26 forecast used for ECL calculation.

2 GDP, HPI and CRE start is taken from the level at Q4-25.

Quarterly Management Statement Q1-26 5 Santander UK Group Holdings plc

Capital, liquidity and funding

Key metrics	31 March 2026		31 December 2025	
	£bn	%	£bn	%
Capital				
CET1 capital	10.8	15.7	10.7	15.7
Total qualifying regulatory capital	15.4	22.3	14.6	21.3
T1 Capital / UK leverage	12.8	5.1	12.8	5.1
RWA	68.8		68.3	
Liquidity				
Liquid assets / LCR	53.2	162	51.0	166
Funding				
Loan to deposit ratio		106		105
Wholesale funding[1]	56.3		52.7	
- of which with a residual maturity of less than one year	18.6		13.4	

Capital ratios well above regulatory requirements

- CET1 capital ratio stable at 15.7% with retained earnings offset by growth in RWAs from customer lending, and pension contributions , as well as a no-dividend accrual decision in anticipation of the proposed acquisition of TSB by Santander UK.
- UK leverage exposure decreased to £249.9bn (Dec-25: £251.7bn) due to active management of leverage balances.

Strong liquidity position

- Strong LCR of 162% (Dec-25: 166%), decreased largely due to growth in customer lending.
- LCR eligible liquid assets surplus of £20.1bn to regulatory requirements.
- NSFR of 137% (Dec-25: 135%).
- LCR eligible liquidity pool of £53.2bn (Dec-25: £51.0bn), includes £32.0bn cash and central bank reserves (Dec-25: £31.7bn).

Diversified funding across well-established issuance programmes

- LDR of 106% (Dec-25: 105%), increased slightly, driven by growth in both loans and deposits.
- Issued £6.1bn Sterling equivalent term issuance in Q1-26, including AT1, T2, Covered Bond, RMBS and Senior Unsecured issuances[2].
- TFSME outstanding balance of £3.9bn at Mar-26, of which £2.5bn is due for repayment in 2027 and £1.4bn is due in 2031.
- We expect to issue £8.0 to 12.0 bn of term issuance in 2026, including the £6.1bn issued in Q1-26.

Structural hedge evolution

- Santander UK plc's structural hedge position decreased to £101bn at Mar-26 (Dec-25: £103bn), with a duration of 2.5 years (Dec-25: 2.3 years).
- We continue to manage our structural hedge position for income stability.

Significant Risk Transfers (SRTs)

- As part of our strategy aimed at driving balance sheet optimisation, in Q1-26, Santander UK completed one new SRT (2025: four).
- Q1-26 SRT covered Corporate & Commercial Banking assets (2025: Retail & Business Banking, Corporate & Commercial Banking and Consumer Finance assets).

Notes:

1 See Appendix 1 for details.

2 See Appendix 5 for more on our 2026 funding plan.

Quarterly Management Statement Q1-26 6 Santander UK Group Holdings plc

Quarterly Management Statement Q1-26 7 Santander UK Group Holdings plc Appendix 1 - Calculations • Banking NIM: Annualised net interest income divided by average customer loans for the period (Q1-26: £201,281m; Dec-25: £198,779m). • Cost of risk: Sum of credit impairment charges for the last 12-month period as a percentage of average customer loans for the last 12 months (Q1-26: £201,281m; Dec-25: £198,779m). • CIR: Total operating expenses before credit impairment charges, and restructuring and specific provisions as a percentage of the total of net interest income and non-interest income. • Non-interest income: Net fee and commission income plus other operating income and regulatory fees and levies. • Stage 1 ratio: Sum of Stage 1 drawn assets divided by the sum of total drawn assets. • Stage 2 ratio: Sum of Stage 2 drawn assets divided by the sum of total drawn assets. • Stage 3 ratio: Sum of Stage 3 drawn and undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets. • RoTE: Profit after tax attributable to equity holders of the parent, divided by average shareholders’ equity less average AT1 securities and average goodwill and other intangible assets. • Wholesale funding: Deposits by banks reported in Corporate Centre, debt securities in issue, subordinated liabilities, AT1 issuance and Central Bank facilities, including TFSME and Indexed Long-Term Repos used for funding. Movement in Banking NIM Movement in Banking NIM (Annual) % Q1-25 Banking NIM 2.30 Loan margins (0.14) Structural deposit margins 0.27 Fixed and variable deposit margins (0.27) Funding, liquidity & other 0.06 Q1-26 Banking NIM 2.22 Movement in Banking NIM (Quarterly) % Q4-25 Banking NIM 2.21 Loan margins (0.02) Structural deposit margins 0.06 Fixed and variable deposit margins (0.06) Funding, liquidity & other 0.03 Q1-26 Banking NIM 2.22 • Loan margins: Customer rate less relevant risk-free rate. • Structural deposit margins: Customer rate less gross structural hedge yield. • Fixed and variable deposit margins: Customer rate less applicable swap rate or Bank Rate for fixed rate and variable rate deposits respectively. • Funding, liquidity & other: Mainly wholesale funding coupon less Bank Rate or SONIA, and income from the eligible liquidity pool.

Quarterly Management Statement Q1-26 8 Santander UK Group Holdings plc Appendix 1 - Calculations continued RoTE Overview RoTE calculation Q1-26 2025 £m £m Annualised profit after tax 591 1,115 Phasing Adjustment 639 — Profit due to equity holders of the parent (A) 1,230 1,115 Average shareholders' equity 15,536 14,809 Less average AT1 securities (2,200) (2,100) Average ordinary shareholders' equity 13,336 12,709 Average goodwill and other intangible assets (1,499) (1,525) Average tangible equity (B) 11,837 11,184 RoTE (A/B) 10.4% 10.0 % Phasing adjustment relates to charges for the Bank of England Levy and Restructuring and specific provisions. Appendix 2 - Interest rate risk The table below shows how our net interest income would be affected by a parallel shift (both up and down) applied instantaneously to the yield curve. Sensitivity to parallel shifts represents the amount of risk in a way that we think is both simple and scalable. 12-month net interest income sensitivity1 31 March 2026 31 December 2025 £m £m +100bps 298 284 -100bps (243) (198) Notes: 1 Based on modelling assumptions of repricing behaviour.

Quarterly Management Statement Q1-26 9 Santander UK Group Holdings plc Appendix 3 - Mortgages Interest rate profile 31 March 2026 31 December 2025 Fixed rate 92% 92 % Variable rate 6% 6 % Standard Variable Rate (SVR) 1% 1 % Follow on Rate (FoR) 1% 1 % Average balance weighted LTV 31 March 2026 31 December 2025 Stock 52% 52 % New Business 65% 65 % London lending (new business) 63% 64 % Borrower profile 31 March 2026 31 December 2025 Home movers 42% 42 % Remortgagers 29% 28 % First-time buyers 20% 21 % Buy-to-let 9% 9 % Additional mortgage information 31 March 2026 31 December 2025 Proportion of mortgage internal transfers retained online 83% 79 % Average loan size (stock)3 £203k £201k Average loan size (new business) £250k £254k Movement in mortgage lending £bn 1 January 2026 169.0 New business 6.4 Redemptions and repayments (5.2) 31 March 2026 170.2 Internal transfers of £10bn in Q1-26. Internal transfers relate to current customers switching from one product to another. Notes: 1 Home movers include both existing customers moving house and taking out a new mortgage with us, and customers who switch their mortgage to us when they move house. 2 Remortgagers are new customers who are taking a new mortgage with us. 3 Average initial advance of existing stock.

Appendix 4 - Capital

Regulatory capital requirements

Regulatory headroom	CET1 capital £bn	UK leverage £bn	Total capital £bn	MREL £bn
March-26 position	10.8	12.8	15.4	27.0
Minimum requirement	7.8	9.9	11.5	20.0
Distance to MDA/excess	**3.0**	**2.9**	**3.9**	**7.0**

Regulatory headroom	CET1 capital %	UK leverage %	Total capital %	MREL %
March-26 position	15.7	5.1	22.3	39.2
Minimum requirement	11.4	4.0	16.8	29.1
Distance to MDA/excess	4.3	1.1	5.5	10.1

Minimum requirement breakdown	CET1 capital %	UK leverage %	Total capital %	MREL %
Pillar 1	4.5	—	8.0	16.0
Pillar 2A	2.4	—	4.3	8.6
Capital conservation buffer	2.5	—	2.5	2.5
Countercyclical capital buffer	2.0	0.7	2.0	2.0
Base leverage	—	3.3	—	—
Minimum Requirement	11.4	4.0	16.8	29.1

Distance to MDA/excess for CET1 capital, total capital and MREL ratios are measured on HoldCo requirements and exclude a 1.0% RFB systemic buffer and a 0.35% additional leverage ratio buffer.

Capital generation

Movement in CET1 Capital Ratio	%
1 January 2026	**15.7**
Profit	0.2
Expected loss less provisions and pension	(0.1)
RWAs	(0.1)
Others	0.1
AT1 coupons	(0.1)
Ordinary dividends	—
31 March 2026	**15.7**

In anticipation of the proposed acquisition of TSB by Santander UK, no dividend was accrued.

Quarterly Management Statement Q1-26 10 Santander UK Group Holdings plc

Appendix 5 - Funding

Wholesale funding	31 March 2026	31 December 2025
	£bn	£bn
Short term funding	7.2	5.8
Medium term funding	44.4	42.9
Capital instruments	4.7	4.0
Total	**56.3**	**52.7**

Wholesale funding excludes Foreign exchange and hedge accounting, and Other (including accrued interest). Total wholesale funding consists of items classified in the balance sheet as Financial liabilities at amortised cost, Financial liabilities designated at fair value, and Other equity instruments.

Of which:

Medium term funding	31 March 2026	31 December 2025
	£bn	£bn
Senior unsecured issuance from Santander UK Group Holdings plc	12.1	11.2
Senior unsecured issuance from Santander UK plc	3.4	3.3
Covered bonds	18.1	18.9
RMBS and ABS	6.9	5.6
TFSME	3.9	3.9
Total	**44.4**	**42.9**

Capital instruments	31 March 2026	31 December 2025
	£bn	£bn
Subordinated liabilities	2.4	1.9
AT1	2.3	2.1
Total	**4.7**	**4.0**

Term issuance

	Q1-26	2026 expected issuances
	£bn	£bn
Senior unsecured issuance from Santander UK Group Holdings plc	1.5	2.0 to 3.0
Senior unsecured issuance from Santander UK plc	0.1	0.5 to 1.0
Subordinated liabilities and equity (inc. AT1)	1.2	0.5 to 1.5
Covered bonds	2.0	3.5 to 4.0
RMBS and ABS	1.3	1.5 to 2.5
Total	**6.1**	**8.0 to 12.0**

£650m AT1 and £500m T2 issued in Q1-26 were both fully subscribed by Banco Santander.

Quarterly Management Statement Q1-26 11 Santander UK Group Holdings plc

Quarterly Management Statement Q1-26 12 Santander UK Group Holdings plc Appendix 6 - Balance sheet Balance sheet information Assets 31 March 2026 31 December 2025 £bn £bn Customer loans 202.1 200.6 Loans to JVs, accrued interest, ECL and other 5.6 5.4 Loans and advances to customers 207.7 206.0 Cash at central banks 33.2 32.6 Reverse repurchase agreements 17.9 17.7 Other financial assets 11.6 11.7 Other assets - non-interest earning 6.3 5.9 Total assets 276.7 273.9 Liabilities and Equity 31 March 2026 31 December 2025 £bn £bn Customer deposits 190.5 190.2 Deposits from JVs, accrued interest and other 2.3 2.1 Deposits by customers 192.8 192.3 Financial liabilities at amortised cost 55.3 51.6 Repurchase agreements 7.4 9.0 Other liabilities - non-interest bearing 5.7 5.5 Total liabilities 261.2 258.4 Shareholders' equity 15.5 15.5 Total liabilities and equity 276.7 273.9

Quarterly Management Statement Q1-26 13 Santander UK Group Holdings plc Appendix 7 - Santander’s acquisition of TSB from Sabadell On 1 July 2025, Santander announced that it reached an agreement to acquire 100% of TSB Banking Group plc (TSB) from Banco de Sabadell SA (Sabadell) with a valuation of £2.65bn (approx. €3.1bn) plus growth in tangible net assets up to the date of completion of the acquisition, in an all- cash transaction. Sabadell shareholder approval was given on 6 August 2025. Following recent regulatory approval, completion of the acquisition of TSB by Santander UK plc is expected imminently. This transaction involves acquisition of approx. £34bn of mortgages and approx. £35bn in customer deposits. When combined, the two banks would serve nearly 28 million retail and business customers nationwide, giving TSB customers access to Santander's international networking and allowing them to benefit from the Santander UK group's leading technology platforms. Proven integration capability Banco Santander is one of the largest international investors in the UK financial services industry, having successfully acquired and integrated Abbey National plc in 2004 and both Alliance & Leicester plc and the Bradford & Bingley savings business in 2008. It has a proven track record in successful banking platform migrations. By integrating technology across Santander UK and TSB, Banco Santander expects to unlock substantial operational efficiencies and support long- term profitability through a simplified, scalable digital banking model. We are fully committed to ensuring a seamless integration following completion of the acquisition, by leveraging our market leading technology and significant experience. Maintaining the highest levels of service for customers across both banks will be a key priority. We look forward to welcoming our new colleagues from TSB, and we will support all colleagues through the transition as we invest in building a stronger bank for the future. Appendix 8 - Other Transforming our branch network In Q1-26, we announced changes to our branch network to enable the bank to better serve the changing needs of its customers. The changes will see the closure of 44 branches, which will be replaced by Community Bankers, operating either from a Santander Local or, where required, a Banking Hub, to provide ongoing face-to-face support for communities. We will continue to invest in our branch network, digital, chat and telephone banking services, including the rollout of more Work Cafés and our extensive branch refurbishment programme. We actively support growth in shared Banking Hubs and Community Access to Cash initiatives. Following the changes announced in Q1-26, our refreshed branch network will consist of 305 branches including 244 full-service branches, 19 counter-free branches, 36 reduced-hour branches, and six Work Cafés, alongside 111 Santander Locals. Following the successful recent opening of the Oxford Work Café – the largest to date at 1,000m2 - we will continue to invest in more Work Cafés across the UK, with plans to open additional sites later this year. We continue to invest tens of millions of pounds in our branch investment programme and over the last six years have refurbished over 220 branches, with more than 30 branches due to be completed over the coming year. By the end of 2026, approximately 80% of our network will have been refreshed. The updated branches include a digital self-serve room providing customers with privacy as well as the space to talk to specific teams and access online banking. Alongside this, we will be refreshing our ATM estate, with new ATMs using the latest technology to support customers. In Q1-25, we announced changes to our branch network that saw the closure of 95 branches. As a result, we have taken £30m (Q1-25: £63m) in charges in the quarter, consisting of £11m (Q1-25: £21m) in operating expenses and £19m (Q1-25: £42m) in provision charges. More information on the changes to our branch network can be found on our website.

Quarterly Management Statement Q1-26 14 Santander UK Group Holdings plc Change in accounting policy In Q1-26, Santander UK voluntarily changed its accounting policy to reclassify certain costs previously included in the ‘Provisions for other liabilities and charges’ line in the Consolidated Income Statement. Regulatory levies and fees are now classified in ‘Non-interest income’, while operational risk and other related costs have been reclassified to ‘Operating expenses’. Restructuring costs and/or specific, more significant or one- off provisions have not been reclassified so as a result, ‘Provisions for other liabilities and charges’ has been renamed to ‘Restructuring and specific provisions’, and ‘Total operating income’ has been renamed as ‘Net operating income’. This change provides reliable and more relevant information to users of the financial statements as it aligns our presentation with our ultimate parent, Banco Santander. The change in accounting policy had no effect on any other primary financial statements, income statement metrics (except the CIR), key indicators, liquidity ratios, or maturity and offsetting disclosures. Comparative periods have also been reclassified. The financial impact of the changes was: Q1-25 Summarised consolidated income statement As originally published Change Reclassified £m £m £m Net interest income 1,120 — 1,120 Non-interest income 77 (47) 30 Net operating income 1,197 (47) 1,150 Operating expenses before credit impairment charges, restructuring and specific provisions (647) (38) (685) Credit impairment charges (52) — (52) Restructuring and specific provisions (140) 85 (55) Profit before tax 358 — 358 Tax on profit (89) — (89) Profit after tax 269 — 269 CIR 54% 6 pp 60%

Quarterly Management Statement Q1-26 15 Santander UK Group Holdings plc List of abbreviations ABS Asset-Backed Securities AT1 Additional Tier 1 Banco Santander Banco Santander, S.A. Banking NIM Banking Net Interest Margin BBLS Bounce Back Loan Scheme BTL Buy-To-Let CCB Corporate & Commercial Banking CET1 Common Equity Tier 1 CIR Cost-to-Income Ratio CRE Commercial Real Estate ECL Expected Credit Losses FoR Follow on Rate FCA Financial Conduct Authority FSCS Financial Services Compensation Scheme GDP Gross Domestic Product HoldCo Holding Company (Santander UK Group Holdings plc) HPI House Price Index IFRS International Financial Reporting Standards LCR Liquidity Coverage Ratio LDR Loan-to-Deposit Ratio LTV Loan-To-Value MDA Maximum Distributable Amount n.a. Not applicable NPS Net Promoter Score NSFR Net Stable Funding Ratio O-SII Other Systemically Important Institutions PRA Prudential Regulation Authority RFB Ring-fenced Bank RoTE Return on Tangible Equity RMBS Residential Mortgage-Backed Securities RWA Risk-Weighted Assets Sabadell Banco de Sabadell, S.A. Santander UK Santander UK Group Holdings plc SVR Standard Variable Rate T2 Tier 2 TFSME Term Funding Scheme with additional incentives for SMEs TSB TSB Banking Group plc UK United Kingdom

Quarterly Management Statement Q1-26 16 Santander UK Group Holdings plc Additional information about Santander UK and Banco Santander Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. The bank serves its customers via a nationwide branch network, telephone, mobile and online banking. Santander UK is subject to the full supervision of the FCA and the PRA in the UK. Santander UK plc customers’ eligible deposits are protected by the FSCS in the UK. Banco Santander (SAN SM, STD US, BNC.LN) is a leading commercial bank, founded in 1857 and headquartered in Spain and one of the largest banks in the world by market capitalisation. The group’s activities are consolidated into five global businesses: Retail & Commercial Banking, Digital Consumer Bank, Corporate & Investment Banking (CIB), Wealth Management & Insurance and Payments (PagoNxt and Cards). This operating model allows the bank to better leverage its unique combination of global scale and local leadership. Banco Santander aims to be the best open financial services platform providing services to individuals, SMEs, corporates, financial institutions and governments. The bank’s purpose is to help people and businesses prosper in a simple, personal and fair way. Banco Santander has a listing of its ordinary shares on the London Stock Exchange and Santander UK plc has preference shares listed on the London Stock Exchange. Contacts Thuy Dinh Investor Relations ir@santander.co.uk Stewart Todd Head of Communications and Responsible Banking mediarelations@santander.co.uk Basis of presentation The information in this statement is unaudited and does not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006 (the Act). The statutory accounts for the year ended 31 December 2025 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act. This statement provides a summary of the unaudited business and financial trends for the three months ended 31 March 2026 for Santander UK Group Holdings plc and its subsidiaries (Santander UK), including its principal subsidiary Santander UK plc. The unaudited business and financial trends in this statement only pertain to Santander UK on a statutory basis. Unless otherwise stated, references to results in previous periods and other general statements regarding past performance refer to the business results for the same period in 2025. Disclaimer Santander UK Group Holdings plc (Santander UK) and Banco Santander caution that this announcement may contain forward-looking statements. Such forward- looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward- looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections, and Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward-looking statements on page 234 of the Santander UK Group Holdings plc 2025 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on 12 March 2026. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter. Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK. Nothing in this announcement constitutes or should be construed as constituting a profit forecast. None of the websites referred to in this Quarterly Management Statement, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Quarterly Management Statement.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. SANTANDER UK GROUP HOLDINGS PLC By: / s / Angel Santodomingo Angel Santodomingo Chief Financial Officer Dated: 29 April 2026